U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

   Fonner                           Sally                   A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   1268 Bayshore Blvd
--------------------------------------------------------------------------------
                                    (Street)

   Dunedin                          Florida                34698
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

   Yifan Communications, Inc. (YIFN)/(YIFNE)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Year

   September, 2000
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director (at December 31, 2001)      [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

   Officer Until August 17, 2000
   10% Owner Until September 25, 2000
   Director Until March 15, 2001
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End    (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    Fiscal Year     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)           (Instr. 3,4 and 5)(Instr.4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.0002 par value         09/25/00       J              3,500,000    D     N/A                      I   (Notes 1 and 2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.008 par value          09/25/00       J                 87,500    A     N/A          87,500      I   (Notes 1 and 2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.008 par value                                                                       267,500    D and I       (Total)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Purchase Right      $.005   09/25/2000  J         12,000,000 09/25/00  N/A   Common
                                                                              Stock   12,000,000 N/A        -0-   (Notes 2, 3 and 5)
------------------------------------------------------------------------------------------------------------------------------------
Purchase Right      $.20    09/25/2000  J      300,000       09/25/00  N/A   Common
                                                                              Stock      300,000 N/A        -0-   (Notes 2, 3 and 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Sale Obligation     $.005   09/25/2000  J    8,176,918       09/25/00  N/A   Common
                                                                              Stock    8,176,918 N/A              (Notes 2, 4 and 6)
------------------------------------------------------------------------------------------------------------------------------------
Sale Obligation     $.20    09/25/2000  J            204,424 09/25/00  N/A   Common
                                                                              Stock      204,424 N/A              (Notes 2, 4 and 6)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Sale Obligation     $.20    09/25/2000  S             89,961 09/25/00  N/A   Common
                                                                              Stock       89,961 N/A                        (Note 7)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Purchase Right      $.20                                                                                    5,615   I          (Net)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $6.00   09/25/2000  A       25,000        (Note 8)       Common
                                                                              Stock       25,000 N/A       25,000   D       (Note 8)
====================================================================================================================================

Explanation of Responses:

Note 1: This Form is a joint report filed by Sally A. Fonner acting in both her individual capacity and in her capacity as the sole stockholder, officer and director of Capston Network Company. Capston Network Company is the record owner of all indirectly held securities of the Issuer reported on this Form.

Note 2: On September 25, 2000, the Issuer implemented a 1 for 40 reverse stock split and all securities held by the Reporting Persons were subject to the terms thereof.

Note 3: As disclosed in the Reporting Persons' Form 3, Tobem Investments Limited, a principal stockholder of the Issuer, granted Capston a private contract right to purchase 12,000,000 shares of the Issuer's stock at $.005 per share as compensation under a Project Management Agreement described in the Issuer's Form 8-K dated April 17, 2000. These private contract rights had no readily ascertainable value when created.

Note 4: As previously disclosed in the Reporting Person's Form 3, Capston granted identical private contract rights to certain of its' associates as compensation for services. These private contract rights permit the holders purchase an aggregate of 8,176,948 shares at $.005 per share. These private contract rights had no readily ascertainable value when created.

Note 5: In connection with the Issuer's implementation of a 1 for 40 reverse stock split and all private contract rights granted to the Reporting Person were adjusted to give effect to the terms thereof.

Note 6: In connection with the Issuer's implementation of a 1 for 40 reverse stock split and all private contract rights granted by the Reporting Person were adjusted to give effect to the terms thereof.

Note 7: As described more fully in the Issuer's Form 8-K dated August 16, 2000 Capston agreed to transfer 89,961 shares of common stock to certain finders who assisted in a business combination transaction effected by the Issuer.

Note 8: As described in the Issuer's Form 14(c) dated August 28, 2000, the Reporting Person received an option to purchase 25,000 shares at a price of $6 per share pursuant to the Issuer's Directors' Stock Option Plan. The option became exercisable on March 15, 2001 when the Reporting Person resigned as a director to accommodate the appointment of a successor.


/s/ Sally A. Fonner, individually and
on behalf of Capston Network Company                          May 7, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2